

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 21, 2017

David P. Schenkein, M.D.
President and Chief Executive Officer
Agios Pharmaceuticals, Inc.
88 Sidney Street
Cambridge, MA 02139

      Re: Agios Pharmaceuticals, Inc.
             Form 10-K
             Filed February 16, 2017
             File No. 001-36014

Dear Dr. Schenkein:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Mary Beth Breslin for

                             Suzanne Hayes
                             Assistant Director
                             Office of Healthcare & Insurance